U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-92367
NOTIFICATION OF LATE FILING
CUSIP NUMBER 92208W 10 6
(Check One):	/X/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form N-SAR

	For Period Ended:		December 31, 2001
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
VantageMed Corporation Full Name of Registrant
Former Name if Applicable
3017 Kilgore Road, Suite 195 Address of Principal Executive Office (Street and Number)
Rancho Cordova, California 95670 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ / (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

        On February 8, 2002, Arthur Andersen LLP ("Andersen") resigned as accountants for VantageMed Corporation (the "Company"), thereby making it impossible for the Company's financial statements to be audited in a timely manner. The Company is actively seeking a new independent auditor but thus far has not retained a replacement for Andersen. The Company will file its Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Joel Harris, President (916) 638-4744

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/X/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VantageMed Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 29, 2002	By:	/s/ Joel Harris

Joel Harris President